Exhibit 4.11

Uniroyal Global Engineered Products, Inc.

Description of Registered Securities Pursuant to Section 12 of the Securities Exchange Act of 1934

As of March 2, 2020, Uniroyal Global Engineered Products, Inc. (the “Company”) has 95,000,000 authorized shares of ordinary common stock (“common stock”), $0.001 par value that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. Holders of the Company’s common stock are entitled to one vote per share on all matters voted on by the stockholders and are entitled to receive dividends, if any, as may be declared by the Company’s board of directors in its discretion out of funds legally available for the payment of dividends. The Company’s common stock is traded on the OTCQB Market under the symbol UNIR.